UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)
(Amendment No. 3)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

VERSAR, INC.

(Name of Subject Company)

VERSAR, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

925297103
(CUSIP Number of Class of Securities)

James D. Villa

Senior Vice President, General Counsel, Secretary and Chief Compliance Officer

Versar, Inc.

6850 Versar Center

Springfield, VA 22151

(703) 750-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Elizabeth Noe
Paul Hastings LLP
1170 Peachtree St., Suite 100
Atlanta, GA 30309
(404) 815-2287

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer (the “Offer”) by KW Genesis Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Kingswood Genesis Fund I, LLC (“Parent”), to purchase all of the outstanding shares of Versar, Inc.’s common stock, par value $0.01 per share (the “Common Stock”), at a purchase price of $0.15 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2017, and in the related Letter of Transmittal, as required by the Agreement and Plan of Merger, dated as of September 22, 2017, as subsequently amended and restated on September 27, 2017, by and among Versar, Inc., Parent and Purchaser.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by inserting, immediately before the subsection entitled “Forward-Looking Statements,” the following new subsection:

“Final Results of the Offer and Completion of the Merger.”

The Offer and withdrawal rights expired as scheduled at 11:59 p.m., New York City time, on November 10, 2017. Computershare Trust Company, N.A., the paying agent, has advised that, as of that time 5,633,150 shares of Common Stock (excluding Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered in settlement or satisfaction of such guarantee prior to the expiration of the Offer) had been validly tendered and not properly withdrawn in the Offer, representing approximately 51.3% of the shares of Common Stock outstanding on a fully diluted basis. All shares of Company Common Stock that were validly tendered into the Offer and not properly withdrawn have been accepted for payment by Purchaser.

Parent is expected to consummate the Merger pursuant to the terms of the Merger Agreement and in accordance with Section 251(h) of the DGCL on November 13, 2017. The Common Stock will no longer trade on the OTC Markets, and will be deregistered under the Exchange Act, and the Company will no longer file periodic reports with the SEC on account of the Company Common Stock.

On November 13, 2017, Parent issued a press release announcing the expiration and results of the Offer. A copy of the press release is filed as Exhibit (a)(5)(i) to the Schedule TO-T and incorporated herein by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERSAR, INC.

By:	/s/ James D. Villa
Name: James D. Villa
Title: Senior Vice President, General Counsel and Chief Compliance Officer

Dated: November 13, 2017

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